UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62232 / June 7, 2010

ADMINISTRATIVE PROCEEDING
FILE NO. 3-13899

In the Matter of   :
                                                    :
ULTRAFEM, INC.,   :   ORDER MAKING FINDINGS
UNDERWRITERS FINANCIAL GROUP, INC.,   :   AND REVOKING
UNIGAS E&P INC.,   :   REGISTRATIONS BY DEFAULT
UNITED PETROLEUM CORP., and   :
UNITED RESOURCES, INC.   :
                                                    :

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on May 13, 2010. The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by May 18, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. None of the Respondents has filed an Answer. Thus, Respondents have not made any attempt to defend the proceeding and are in default. See 17 C.F.R. §§ 201.155(a), .220(f). As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true as to them.

Ultrafem, Inc. (CIK No. 892142) is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1997, which reported a net loss of $19,854,903 for the prior six months. On April 1, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on October 25, 2002.

Underwriters Financial Group, Inc. (CIK No. 871424) is a dissolved Colorado corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995, which reported a net loss of $162,790 for the prior three months. On December 11, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on June 7, 2002.

Unigas E&P Inc. (CIK No. 317810) is a permanently revoked Nevada corporation located in Naples, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $490,019 for the prior nine months. As of May 11, 2010, the company's stock (symbol CRON) was traded on the over-the-counter markets.

United Petroleum Corp. (CIK No. 82925) is a forfeited Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 10, 2001, which reported a net loss of $4,438,000 for the prior forty weeks. On October 30, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on December 9, 2002. As of May 11, 2010, the company's stock (symbol UTDP) was traded on the over-the-counter markets.

United Resources, Inc. (CIK No. 101473) is a Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1992, which reported a net loss of $963,152 for the prior six months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Ultrafem, Inc., Underwriters Financial Group, Inc., Unigas E&P Inc., United Petroleum Corp., and United Resources, Inc., are hereby REVOKED.


_____
Robert G. Mahony
Administrative Law Judge
